EX 99.28(d)(18)(ii)

Amendment
to
JNL Series Trust
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and Chicago Equity Partners, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Chicago Equity Partners, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain funds of JNL Series Trust, as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the parties have agreed to amend Section 2 of the Agreement and to amend Schedule A and Schedule B of the Agreement to add the following new fund: the JNL Multi-Manager Small Cap Growth Fund and its’ respective fees, effective July 11, 2016.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete paragraph G. in Section 2. “Services to be Rendered by the Sub-Adviser to the Trust” in its entirety and replace it with the following:

G.	The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated July 11, 2016, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated July 11, 2016, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective July 11, 2016.
Jackson National Asset Management, LLC		Chicago Equity Partners, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Patrick C. Lynch
Name:	Mark D. Nerud	Name:	Patrick C. Lynch
Title:	President and CEO	Title:	President

Schedule A
Dated July 11, 2016

Funds
JNL Multi-Manager Small Cap Growth Fund
JNL Multi-Manager Small Cap Value Fund

A-1

Schedule B
Dated July 11, 2016
(Compensation)

JNL Multi-Manager Small Cap Growth Fund
Fee Schedule Omitted

JNL Multi-Manager Small Cap Value Fund
Fee Schedule Omitted

B-1